Exhibit 13

ELAINE WYNN

April 17, 2018

By Email and Messenger
 The Board of Directors
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Ladies and Gentlemen:

I write to you in my capacity as the largest shareholder of Wynn Resorts.  In that respect, I am focused on maximizing the value of the Company.  I am also the Company’s co-founder, with an interest in fully restoring its reputation and in transforming it into a corporate governance leader.  To achieve these goals, I believe that the Company’s governance structure needs to be reformed and that the board of directors needs to be reconstituted. This should be done immediately and certainly before any material decisions are made that could affect the long-term interests of the shareholders.

More specifically, I hereby request that —

▪
The board reopen the window during which shareholders can nominate directors and propose other business at the upcoming annual meeting.  I believe that a responsible and independent board would do so, given the profound change in circumstances since the nominating window closed.  The window should be re-opened for a sufficient period of time — at least 60 days — to allow a fully vetted nomination process to occur.

▪
The board take steps that would allow for a majority of the board to be comprised of new directors effective at the 2018 annual meeting.  I see at least two possible paths to achieving this outcome.  The first would be to declassify the board.   The second would be for the board to vote to increase its size such that the newly elected directors would constitute a majority of the board.  The board would also take such further steps as would be required to mitigate any effects of any implicated change of control provisions.

Once the board reopens the window for nominations and proposals, it is my intention to put forth candidates that meet the following criteria:  Each nominee would be independent of the Company, Steve Wynn and myself.  The nominees would be highly respected and, in most cases, have significant public company experience.  They would have the requisite expertise and experience to help the Company address both its opportunities and challenges.  The nominees would help the board conform to current best practices with respect to diversity and would be selected with a view to applicable licensing requirements.

Please note that I do not intend to nominate myself, nor do I plan to nominate anyone who is closely associated with me, personally or professionally.  I do not want there to be any possible suggestion that the candidates I nominate are looking out for anyone other than all shareholders.

Because all of the candidates I nominate would, by definition, be new to the board, they would not be in a position to have their independence questioned due to excessively long tenure — unlike some of the incumbent directors who have served for over 15 years.
3800 Howard Hughes Parkway | Suite 960 | Las Vegas, NV 89169 | T: 702.454.WYNN

The Board of Directors
Wynn Resorts, Limited
April 17, 2018

The reconstituted board should be in place before any material decisions about transactions are made, or any actions are taken, that could have an adverse impact on long-term shareholder value.   This includes, but is clearly not limited to, any decision with respect to a sale of Wynn Boston.    I raise this because of various market rumors and the Bloomberg headline of April 13 reading “Wynn Resorts CEO Maddox Says Boston Casino Sale Possible.”

I believe that reconstituting the board would be viewed favorably by the Company’s regulators.

I intend to share my perspectives with other shareholders.

As the Company’s largest shareholder and someone who continues to care deeply about its long-term success, I request that you consider and grant my requests.  Please respond to this letter by no later than 5:00 p.m. Eastern Time on April 24, 2018.

Very truly yours,

/s/ Elaine P. Wynn
Elaine P. Wynn